SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The ‘RYANAIR BELGIAN PILOTS VOTE FOR RECOGNITION AGRMT’ announcement released on 20 February 2019 has been amended.

The full amended text is shown below.

RYANAIR BELGIAN PILOTS VOTE (98%) FOR COLLECTIVE LABOUR AGREEMENT

Ryanair today (20 Feb) confirmed that its directly employed Pilots based in Belgium have voted by a majority of 98% in favour of a CLA (collective labour agreement) governing pay and conditions for the next 4 years. The agreement was negotiated between Ryanair and the unions BeCa, CNE-CSC and LBC-NVK, to cover all of Ryanair's directly employed Pilots in Belgium.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 February, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary